Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




05009770

July 8, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 15 2005
WASH, D.C. 198 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

8 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 7 July 2005 it purchased for cancellation 111,000 of its ordinary shares at a price of 1486.38 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

6 July 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 5 July 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1476.37 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
5 July 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 4 July 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.27.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.16%
Last 12 months	+16.5%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
4 July 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 June 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$77.29.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+3.76%
Last 12 months	+17.1%
Annualised return since inception	+15.1%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

28 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 June 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1415.77 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
28 June 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 27 June 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.31.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.62%
Last 12 months	+16.5%
Annualised return since inception	+13.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

27 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 June 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 1432.18 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

24 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 23 June 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 1442.33 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

22 June 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 21 June 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1433.21 pence per ordinary share.

Contact:

Peter Clarke Man Group plc 020 7144 1000

Man Group plc
21 June 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 20 June 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$24.16.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.12%
Last 12 months	+5.6%
Annualised return since inception	+12.5%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com